DayStar Technologies, Inc. 13 Corporate Drive Halfmoon NY 12065 Phone: 1.518-383-4600 Fax: 1.518-383-7900 www.daystartech.com

May 8, 2006

Mr. Russell Mancuso, Esq.

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	DayStar Technologies, Inc.
Preliminary Proxy Statement on Form 14A Filed April 20, 2006
File No. 000-50508

Dear Mr. Mancuso:

Thank you for your letter dated May 4, 2006. We have revised our Proxy Statement to address your comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions or comments.

Proxy Cover Page

You asked that we expand our description of Proposal 3 to explain that we are increasing the number of shares of authorized stock from 20,000,000 to 60,000,000.

We have amended the Proxy Statement Cover Page so that the description of Proposal 3 reads as follows “amendment and restatement of the Company’s Certificate of Incorporation to increase the number of authorized shares from 20,000,000 to 60,000,000, and make certain other changes”. We also made conforming changes in the Notice of Annual Meeting, Proposal No. 3 and the Proxy Card.

Proposal 3: Amendment and Restatement of the Company’s Certificate of Incorporation

You asked that we expand the discussion in this proposal to indicate, as of the most recent date practicable:

•	the number of outstanding shares of common stock;

Division of Corporate Finance

May 8, 2006

•	the number of authorized shares of common stock reserved for issuance pursuant to options, warrants, contractual commitments or for which we have other plans or arrangements, including the new 2006 Plan; and

•	the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuances, before and after the increase in authorized shares.

We have amended Proposal 3 consistent with your request. The amended language reads as follows: “The number of shares of Common Stock outstanding as of May 4, 2006, was 6,560,723. As of May 4, 2006, the number of shares of Common Stock reserved for issuance pursuant to the 2003 Equity Incentive Plan was 323,986. The number of shares of Common Stock reserved for issuance pursuant to warrants issued to the public and to consultants was 5,219,371. If Proposal No. 2 - Approval of the 2006 DayStar Technologies, Inc. Equity Incentive Plan and this Proposal No. 3 were approved, 10,500,000 shares of Common Stock would be reserved for issuance under the 2006 Equity Incentive Plan, with the restriction that awards cannot exceed 17.5% of the Company’s total issued and outstanding Common Stock as of the time of and including the grant (1,148,127 shares of Common Stock at May 4, 2006). The Company has no authorized and unissued shares reserved for any specific use that will be available for future issuances, before or after the increase in authorized shares.”

You also asked that we disclose that the equity interests of current stockholders may be significantly diluted if the additional authorized common stock is issued. You further asked that we describe briefly the circumstances in which stockholder approval of issuances of the additional shares would be required.

We have amended Proposal 3 consistent with your request. The amended language reads as follows: “If this proposal is adopted, no substantive change will occur to the terms, conditions, rights or privileges afforded to the Company or its shareholders by the Certificate of Incorporation, however, if the Company issues the additional shares of stock authorized, the shareholders may experience substantial dilution. … Even if this proposal is adopted, the Company will be required to obtain shareholder approval prior to the issuance of authorized stock, in certain circumstances, including if (1) the issuance would result in a change of control, (2) shares are issued to purchase the stock or assets of another company, (3) greater than 20% of the Company’ common stock or voting power outstanding prior to the issuance of shares is issued, and (4) if shares are issued pursuant to a new or amended employee option plan.”

Division of Corporate Finance

May 8, 2006

Finally, you asked that we expand the disclosure to conform with the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978), Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals. Briefly discuss the effects on stockholders of the proposed increase in the number of authorized shares of common stock, from an anti-takeover perspective. For example, discuss existing provisions of the articles of incorporation, bylaws and agreements which have material anti-takeover effects.

We have amended Proposal 3 consistent with your request. “The amended language reads as follows: The issuance of additional shares of Common Stock could also have the effect of making it more difficult for a third party to acquire control of the Company, or discourage a third party from attempting to acquire, control of the Corporation. The Corporation is not aware of any attempts on the part of a third party to effect a change of control of the Corporation and the amendment has been proposed for the reasons stated above and not for any possible anti-takeover effects it may have.”

We have also made some minor changes to the proxy as the result of changed circumstances and typographical errors. We filed a revised preliminary proxy statement and clearly and precisely marked the changes to the preliminary proxy statement effected by the revision, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (518)383-4600, extension 407, or Catherine Hill, at (518)487-7728, if you have any questions or comments.

Sincerely,

By:	/s/ Thomas A. Polich, Esq.
Thomas A. Polich, Esq.
General Counsel and Assistant Secretary